EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Class Action against Pelephone

The Company today was notified by its subsidiary, Pelephone Communications Ltd. (“Pelephone”) of a claim together with a class action certification motion which had been filed against it with the Jerusalem District Court.

According to the claim, Pelephone adds its customers, without their knowledge or request, to its Smart Call service (the “Service”), which blocks incoming calls from various places, including from Pelephone’s competitors. Thus, Pelephone is allegedly harming competition and its customers’ ability to move to a competitor company and is thereby becoming unjustly enriched.

The Petitioner seeks monetary compensation of NIS 2,000 for each subscriber who was added to the Service, without detailing how such compensation was calculated. The aggregate claim amount is estimated at NIS 200 million.

Pelephone is studying the claim and the motion and neither it and/nor the Company is able to evaluate the likelihood of success of the claim at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.